Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Energy Resources, LLC
(amounts in thousands except ratios)

	Year Ended				Six Months
	December 31,		December 31,		Ended
	2007		2008		June 30, 2009
Earnings:
Income before income tax expense	$117,536		$142,843	(2)	$37,849
Fixed charges	33,153		61,721		32,100
Equity income of unconsolidated subsidiary	158		(233)		(174)
Interest capitalized	(2,730)		(4,994)		(3,724)
Amortization of previously capitalized interest	191		423		572

Total	$148,308		$199,760		$66,623

Fixed Charges:

Interest cost and debt expense	$30,096		$56,306		$28,108
Interest allocable to rental expense (1)	327		421		268
Interest capitalized	2,730		4,994		3,724

Total Fixed charges	$33,153		$61,721		$32,100

Ratio of Earnings to Fixed Charges	4.47	x	3.24	x	2.08	x

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

(2)	Income before income tax expense has been restated (increased) by $32,000 and $64,000 for the years ended December 31, 2007 and 2008, respectively, to reflect the adoption of Statement of Financial Accounting Standard No. 160, “Noncontrolling interest in Consolidated Financial Statements — an amendment of ARB No. 51.”